UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No  ☒

Contact:
Blue Square-Israel Ltd.
Dror Moran, CFO
Toll-free telephone from U.S. and Canada: 888-572-4698
Telephone from rest of world: 972-3-928-2220
Fax: 972-3-928-2299
Email: cfo@bsi.co.il

BLUE SQUARE - ISRAEL LTD. REPORTS FINANCIAL
RESULTS FOR THE THIRD QUARTER & FIRST NINE MONTHS OF 2008

- 1st 9 Months: Revenues Up 9.2% to NIS 5.7B, Gross Profit Up 14.2% to NIS 1.6B –
- Launch of New “Mega Bool” Hard Discount Format Scheduled for Dec. ‘08 -

ROSH HA’AYIN, Israel – November 20, 2008 - Blue Square-Israel Ltd. (NYSE and TASE: BSI) today announced unaudited results for the third quarter and nine months ended September 30, 2008.

NOTE: IFRS – International Financial Reporting Standard
Financial results for the three-month and nine-month periods ended September 30, 2008 reported in this release are presented in accordance with International Financial Reporting Standards (“IFRS”). To facilitate comparison, the comparison results from the three-month and nine-month periods ended September 30, 2007, as well as those for the year ended December 31, 2007, have been adjusted to bring them into accordance with IFRS, and differ from the results originally reported.

Tender Offer for BSIP (Blue Square Chain Properties & Investments Ltd.) Shares Completed and BSIP Delisted from the TASE
After the end of the quarter, the Company announced that it had successfully completed the tender offer for BISP shares. The company purchased all of BSIP shares held by the public (20%) for an aggregate consideration of NIS 150.7 million. BSIP was delisted from the Tel Aviv Stock Exchange (TASE) and is now held fully (100%) by the Company. The Company believes this step will improve the Company’s decision-making agility and operating efficiency, and that it will increase the Company’s earnings per share for the benefit of shareholder value. For additional information, please refer to the Company’s Immediate Report and SEC filings.

Results for the Third Quarter
Revenues: Revenues for the third quarter increased by 6.2% to NIS 1,936.2 million (U.S. $566.0 million)(a) compared to NIS 1,823.5 million in the third quarter of 2007. The increase reflected the addition of approximately 17,000 square meters of selling space through the opening of 12 new supermarkets during the twelve month period; the success of the Mega In Town format, and the ongoing expansion of Bee Group Retail (“Bee Group”) (formerly Kfar Ha’Shaashuim), including the consolidation of the revenues of Naaman Porcelain Ltd. (TASE: NAMN) (“Naaman”) since the fourth quarter of 2007.

During the third quarter, the Company’s Same Store Sales increased by 0.6% as compared on a year-over-year basis with the third quarter of 2007. This relatively minor increase derived from the combination of the growth in revenues of the Mega In Town format and the decrease of revenues of the Shefa Shuk format.

Gross Profit: Gross profit for the third quarter increased by 12.2% to NIS 538.8 million (U.S. $157.5 million) compared to NIS 480.2 million in the third quarter of 2007. Gross margin for the period increased to 27.8% compared to 26.3% in the parallel quarter of 2007, reflecting improved agreements with suppliers; the success of the Mega In Town format; the reduction in the proportion of hard discount sales; and the higher gross margin of Bee Group Retail.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the quarter increased by 16.5% to NIS 478.8 million (U.S. $140.0 million) compared to NIS 411.1 million in the third quarter of 2007. The increase reflects the expenses of opening 12 new stores during the previous 12 months and the operating expenses of Naaman, whose results were consolidated into the Company’s financial reports for the first time in the fourth quarter of 2007.

Other Income (Expenses): The Company recorded other income of NIS 11.8 million (U.S. $3.5 million) during the third quarter. This reflected a capital gain taken in relation to the reorganization of several of the Company’s non-food holdings by Bee Group, the company through which Blue Square manages its non-food retail operations.

Operating Income: Operating income for the third quarter increased by 6.5% to NIS 71.1 million (U.S. $20.8 million) from NIS 66.7 million in the third quarter of 2007. Operating margin for the period was 3.7%, unchanged as compared to the third quarter of 2007. This reflects the period’s increased revenues, mitigated partially by the Company’s activities to accelerate the expansion of Eden Teva Market and to build the Bee Group’s new format for babies and infants (the Dr. Baby chain).

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the quarter was NIS 104.3 million (U.S. $30.5 million) compared to NIS 103.6 million in the third quarter of 2007. EBITDA margin for the period was 5.4% compared to 5.7% in the third quarter of 2007.

Financial Expenses (net): Financial expenses (net) for the quarter were NIS 50.1 million (U.S. $14.7 million) compared to financial income (net) of NIS 1.9 million in the third quarter of 2007. Financial expenses were impacted by the decrease in the value of financial instruments as measured by the Fair Value method, whose changes in value were recorded as a financial expense of NIS 7.0 million (U.S. $2.0 million ) in the third quarter of 2008. This compared to financial income of NIS 26.0 million recorded in the parallel quarter of 2007. In addition, the Company’s total financial debt was significantly higher at the end of the third quarter of 2008 as compared to its balance at the end of the third quarter of 2007.

Taxes on Income: Taxes on income for the quarter were NIS 8.9 million (U.S. $2.6 million), an increase of 85.4% compared to NIS 4.8 million in the third quarter of 2007, resulting in an effective tax rate of 42.7% compared to 7.0% in the parallel quarter of 2007. This reflected the Company’s adoption of the IFRS, under which the Company did not record tax liability or benefits from the revaluation of its financial instruments to Fair Value. During the third quarter of 2008, the Company recorded financial expenses, while in the parallel period of 2007, it recorded financial income. The effect was mitigated partially by the decrease in the Israeli corporate tax rate from 29% in 2007 to 27% in 2008.

Net Income: Net income for the third quarter of 2008 was NIS 12.0 million (U.S. $3.5 million) compared to NIS 63.6 million in the third quarter of 2007. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 6.5 million (U.S. $1.9 million), or NIS 0.15 per ADS (U.S. $0.04), while the portion attributable to the share of minority interests was NIS 5.5 million (U.S. $1.6 million). The reduction in net income derived primarily from the increase in the Company’s financing expenses, as explained above.

Dividend
During the third quarter, the Company declared a cash dividend of NIS 150.0 million. Following the dividend declaration, on September 25, 2008 the conversion ratio of 5.9% convertible debentures issued in August 2003 was adjusted, making each NIS 20.095 par value of convertible debentures convertible into one ordinary share of the Company. The dividend was distributed on October 7, 2008.

Recent Strategic Progress:
•
Mega Bool – Blue Square’s New Hard Discount Format: on October 28th, the Company announced that it would launch “Mega Bool”, a new hard discount supermarket format, during December 2008. Preparations for Mega Bool include the conversion of 36-38 existing Mega and Shefa Shuk stores of various sizes, representing approximately 120,000 square meters (approximately one third of the Company’s supermarket floorspace).

•	Private Label: The Company plans to launch an extensive line of private label goods in December 2008, and intends to expand it to an even broader variety of products in the future.
•
Eden Teva (organic and health food markets): With the goal of establishing Blue Square as the clear leader of Israel’s emerging organic/health food sector, during the quarter, the Company opened two additional Eden Teva supermarkets, doubling the chain’s selling space to approximately 6,200 square meters. The Company plans to expand the chain to approximately 10 stores nationwide over the next two years.

•
Bee Group (non-food retailing): During the third quarter, the Company announced that it had increased its holdings in Bee Group to 85%, and that it had obtained an option to acquire full control of Bee Group. Management views Bee Group as a growth engine for the Company, and the acquisition as a major step in the continuing implementation of its plan to be a major player in Israel’s non-food sector.

Results for the First Nine Months
Revenues: The Company’s revenues for the first nine months of 2008 increased by 9.2% to NIS 5,675.8 million (U.S. $1,659.1 million) (a) compared to NIS 5,197.8 million in the first nine months of 2007. The increase reflects: 1) the addition of approximately 17,000 square meters of selling space through the opening of 12 new supermarkets during the twelve month period; 2) the period’s 3.1% increase in Same Store Sales; and 3) the ongoing expansion of Bee Group since the fourth quarter of 2007.

Gross Profit: Gross profit for the first nine months increased by 14.2% to NIS 1,569.9 million (U.S. $458.9 million) compared to NIS 1,375.0 million in the first nine months of 2007. Gross margin for the period increased to 27.7% compared to 26.5% in the parallel period of 2007, reflecting the factors detailed above.

Selling, General, and Administrative Expenses: Selling, General, and Administrative expenses for the first nine months of 2008 increased by 17.1% to NIS 1,348.9 million (U.S. $394.3 million) compared to NIS 1,151.6 million in the first nine months of 2007. The increase reflects the operation expenses of opening 12 new stores during the previous 12 months; the operating expenses of Naaman, whose results were consolidated into the Company’s financial reports for the first time in the fourth quarter of 2007; and an increase in the operating expenses of existing branches due to the rising costs of electricity and expenses linked to Israel’s CPI, such as rent and municipal taxes.

Other Income (Expenses): The Company recorded other income of NIS 12.5 million (U.S. $3.6 million) during the first nine months of 2008. This reflected a capital gain taken in relation to the merger of several of the Company’s non-food holdings into the Bee Group, the company through which Blue Square manages its non-food retail operations.

Revaluation of Investment Property: In compliance with the IFRS Accounting Standard, the Company now adjusts the value of its investment property on a quarterly basis in accordance with Fair Market Value. In the first nine months of 2008, the Company’s revaluation of three assets resulted in non-cash income of NIS 18.0 million (U.S. $5.3 million).

Operating Income: Operating income for the first nine months of 2008 increased by 12.3% to NIS 248.3 million (U.S. $72.6 million) from NIS 221.1 million in the first nine months of 2007. The increase reflects the factors described above. Operating margin for the period increased to 4.4% from 4.3% in the first nine months of 2007. Excluding the income derived from other income (primarily capital gains), the revaluation of investment property and non-cash expenses related to employee stock-based compensation, operating margin for the first nine months of 2008 was 4.0%.

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortization): EBITDA for the first nine months of 2008 increased by 5.1% to NIS 344.3 million (U.S. $100.7 million) compared to NIS 328.0 million in the first nine months of 2007. EBITDA margin for the period was 6.1% compared to 6.3% in the parallel period of 2007.

Financial Expenses (net): Financial expenses (net) for the first nine months of 2008 were NIS 98.6 million (U.S. $28.8 million) compared to NIS 69.5 million in the first nine months of 2007. This increase derived primarily from the period’s 5.0% increase in the “Known” price index, compared to its 2.8% increase in the parallel period of 2007. In addition, it reflects the increase in net financial debt compared to the first nine months of 2007, which contributed to an increase of NIS 97 million in financial expenses for the first nine months of 2008 compared to NIS 45 million in the parallel period of 2007. This was mitigated partially by financial income of NIS 7 million related to the revaluation of the Company’s financial instruments during the reporting period, as compared to NIS 25 million of financial expenses in the parallel period of 2007.

Taxes on Income: Taxes on income for the first nine months of 2008 were NIS 35.4 million (U.S. $10.3 million), a decrease of 24.0% compared to NIS 46.6 million in the first nine months of 2007, resulting in an effective tax rate of 23.7% compared to 30.7% for the first nine months of 2007. This reduction reflected:
1)
The Company’s adoption of the IFRS, under which the Company did not record tax liability or benefits from the revaluation of its financial instruments to Fair Value. During the first nine months of 2008, the Company recorded financial income, while in the parallel period of 2007, it recorded financial expenses.

2)
The period’s 5.0% increase in the CPI and its affect on the Company’s taxable income and loans in light of Amendment #20 to the Income Tax Law (Adjustments for Inflation), which was enacted on February 26, 2008. Amendment #20, which is to be applied beginning in the 2008 tax year, discontinues the adjustment of income and assets according to inflation when computing tax liability.

3)	The change in Israeli corporate tax rate from 29% in 2007 to 27% in 2008.

Net Income: Net income for the first nine months of 2008 was NIS 114.3 million (U.S. $33.4 million), an increase of 8.8% compared to NIS 105.0 million for the first nine months of 2007. The portion of the net profit attributable to shareholders, as calculated in accordance with the IFRS, was NIS 94.1 million (U.S. $27.5 million), or NIS 2.17 per ADS (U.S. $0.63), while the portion attributable to the share of minority interests was NIS 20.1 million (U.S. $5.9 million).

Comments of Management

Commenting on the results, Mr. Zeev Vurembrand, Blue Square’s President and CEO said, “The third quarter was a period of major strategic progress during which we brought together our multi-year strategy, securing Blue Square’s early lead of the emerging organic sector, and, through the expansion of our holdings in Bee Group Retail, establishing Blue Square as one of Israel’s strongest players in the non-food arena. Our financial results reflect the investments we have been making to actualize these plans according to an accelerated schedule. During the third quarter alone, we doubled the size of our Eden Teva organic chain, and perfected our plan for the concept and fourth quarter launch of our unique new ‘Mega Bool’ hard-discount chain, which will include about 120,000 square meters, or approximately one third of our supermarket floorspace. Structurally, we extended our control of Bee Group Retail and concluded the process of delisting BSIP, steps that will streamline our decision-making processes and maximize our flexibility in rapidly changing markets.”

Mr. Vurembrand continued, “Each of these investments is an important component within a comprehensive plan aimed at securing our competitive positioning over the long-term. Although the increased expenses have impacted our short-term profitability, we believe that they will repay us in the future. We look forward to reporting our progress in the quarters ahead.”

NOTE A: Convenience Translation to Dollars
The convenience translation of New Israeli Shekel (NIS) into U.S. dollars was made at the rate of exchange prevailing at September 30, 2008: U.S. $1.00 equals NIS 3.421. The translation was made solely for the convenience of the reader.

##

Blue Square is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 194 supermarkets under different formats, each offering varying levels of service and pricing.

This press release may contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, with respect to the Company’s business, financial condition, prospects and operating results. These statements are based on current expectations and projections that involve a number of risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constraints, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s Annual Report on Form 20-F and other filings with the Security and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made.

 BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2008

				Convenience translation
	December 31,	September 30,		September 30,
	2007	2007	2008	2008
	(Audited)	(Unaudited)
	NIS			U.S. dollars
	In thousands

Assets

CURRENT ASSETS:
Cash and cash equivalents	56,410	459,248	313,738	91,709
Marketable securities	199,394	146,161	176,964	51,729
Short-term bank deposit	103,498	201,502	650	190
Trade receivables	776,251	795,535	896,191	261,968
Other accounts receivable	99,841	200,104	408,558	119,427
Income taxes receivable	23,062	27,109	67,339	19,684
Inventories	453,944	453,832	511,755	149,592
Total current assets	1,712,400	2,283,491	2,375,195	694,299

NON-CURRENT ASSETS:
Associated companies	4,948	4,899	4,930	1,441
Embedded derivative	10,500	-	850	248
Prepaid expenses in respect of operating lease	199,679	201,177	195,186	57,055
Other long-term receivables	48,289	2,373	4,158	1,215
Property, plant and equipment, net of accumulated depreciation and amortization	1,613,515	1,541,089	1,673,245	489,110
Investment property	315,778	302,487	409,297	119,643
Intangible assets and deferred charges, net of accumulated amortization	280,420	120,310	345,116	100,882
Deferred taxes	33,542	32,560	36,695	11,019
Total non-current assets	2,506,671	2,204,895	2,669,477	780,613

Total assets	4,219,071	4,488,386	5,044,672	1,474,912

BLUE SQUARE – ISRAEL LTD.
INTERIM CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2008

				Convenience translation
	December 31,	September 30,		September 30,
	2007	2007	2008	2008
	(Audited)	(Unaudited)
	NIS			U.S. dollars
	In thousands

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Credit and loans from banks and others	171,010	131,458	213,739	62,479
Current maturities of debentures and convertible debentures	69,859	69,841	21,501	6,285
Trade payables	976,278	1,124,377	1,197,281	349,980
Other accounts payable and accrued expenses	444,912	536,352	650,136	190,043
Income taxes payable	2,905	1,124	5,846	1,709
Dividend payable	-	260,000	150,000	43,847
Total current liabilities	1,664,964	2,123,152	2,238,503	654,343

NON CURRENT LIABILITIES:
Long-term loans from banks, net of current maturities	248,488	203,044	340,614	99,566
Convertible debentures, net of current maturities	169,897	175,465	134,320	39,263
Debentures, net of current maturities	772,827	772,146	1,009,180	294,996
Other liabilities	11,646	9,475	34,218	10,002
Derivatives instruments	9,968	7,407	6,316	1,846
Liabilities for employee rights, net of amount funded	35,986	33,063	39,125	12,606
Deferred taxes	57,615	40,392	54,864	16,037
Total long-term liabilities	1,306,427	1,240,992	1,618,637	474,316

Total liabilities	2,971,391	3,364,144	3,857,140	1,129,243

SHAREHOLDERS’ EQUITY:
Equity attributable to equity holders of the Company:
Ordinary shares	57,094	57,094	57,094	16,689
Additional paid-in capital	1,018,405	1,018,405	1,018,405	297,692
Other reserves	1,415	79	1,176	344
Accumulated deficit	(107,262)	(167,975)	(161,407)	(48,058)
	969,652	907,603	915,268	266,667

Minority interest	278,028	216,639	272,264	79,586

Total equity	1,247,680	1,124,242	1,187,532	346,253

Total liabilities and shareholder’s equity	4,219,071	4,488,386	5,044,672	1,474,912

BLUE SQUARE – ISRAEL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE NINE AND THREE MONTHS PERIODS ENDED SEPTEMBER 30, 2008
BLUE SQUARE - ISRAEL LTD.

						Convenience translation(a)
						for the
	Year ended	For the nine months		For the three months		three months ended
	December 31	ended September 30		ended September 30		September 30
	2007	2007	2008	2007	2008	2008
	(Audited)	(Unaudited)
	NIS					U.S. dollars
	In thousands (except share and per share data)

Sales	6,981,984	5,197,837	5,675,797	1,823,522	1,936,236	565,985
Cost of sales	5,129,578	3,822,798	4,105,935	1,343,356	1,397,451	408,492

Gross profit	1,852,406	1,375,039	1,569,862	480,166	538,785	157,493

Selling, general and administrative expenses	1,563,208	1,151,625	1,348,865	411,103	478,815	139,963

Operating profit before net gain from adjustment of investment property to fair value and other expenses and income	289,198	223,414	220,997	69,063	59,970	17,530

Other income	15,835	618	12,458	273	11,841	3,461
Other expenses	12,775	2,971	3,160	2,601	734	214
Net gain from adjustment of investment property to fair value	10,456	-	17,970	-	-	-

Operating profit	302,734	221,061	248,265	66,735	71,078	20,777

Finance income	50,279	43,392	41,651	40,360	10,738	3,139
Finance expenses	107,598	112,935	140,214	38,433	60,874	17,794
Share in profit (losses) of associated companies, net	186	137	(18)	(262)	(1)	-

Income before taxes on income	245,601	151,655	149,684	68,400	20,940	6,122
Taxes on income	69,779	46,615	35,415	4,767	8,941	2,614

Net income for the period	175,822	105,040	114,269	63,633	11,999	3,508

Attributable to:
Equity holders of the parent	143,628	82,486	94,149	57,351	6,536	1,911
Minority interests	32,194	22,554	20,120	6,282	5,463	1,597

Net income per Ordinary share attributed to Company shareholder's or ADS:
Basic	3.39	1.96	2.17	1.32	0.15	0.04
Fully diluted	3.39	1.96	1.85	0.66	0.15	0.04

Weighted average number of shares or ADS used for computation of income per share:
Basic	42,355,339	42,012,451	43,372,819	43,362,460	43,372,819	43,372,819
Fully diluted	42,355,339	42,012,451	45,037,693	44,988,066	43,372,819	43,372,819

BLUE SQUARE – ISRAEL LTD.
SELECTED OPERATING DATA
FOR THE NINE MONTH AND THREE MONTH PERIOD
ENDED SEPTEMBER 30, 2008
(UNAUDITED)

	For the nine months ended September 30		For the three months ended September 30		Convenience translation(a) for the three months ended September 30
	2007	2008	2007	2008	2008
	NIS	NIS	NIS	NIS	U.S.$
	(Unaudited)				(Unaudited)

Sales (in millions)	5,198	5,676	1,936	1,824	566

Operating Profit (in millions)	221	248	67	71	21

EBITDA (in millions)	328	344	104	104	31

EBITDA margin	6.3%	6.1%	5.7%	5.4%	5.4%

Increase (decrease) in same store sales*	0.0%	3.1%	0.8%	0.6%	NA

Number of stores at end of period	182	194	182	194	NA
Stores opened during the period	7	9	2	4	NA
Stores closed during the period	-	-	-	-	NA

Total square meters at end of period	339,280	356,268	339,280	356,268	NA
Square meters added during the period, net	15,980	12,918	5,650	5,375	NA

Sales per square meter	14,929	15,234	5,112	5,015	1,466

Sales per employee (in thousands)	702	724	235	235	69

* Compared with the same period in the prior fiscal year.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel &
Corporate Secretary

Dated: November 20, 2008